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                                                              EXHIBIT 12(b)

                BANKERS TRUST CORPORATION AND SUBSIDIARIES
 COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                 AND PREFERRED STOCK DIVIDEND REQUIREMENTS
                           (dollars in millions)

[CAPTION]
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                                                                  Six Months
                                                                       Ended
                                Year Ended December 31,             June 30,
                            1994     1995     1996    1997    1998      1999
Earnings:
 1. Income (loss) before
      income taxes        $  987   $  469   $1,131  $1,239 $  (77)  $(2,324)
 2. Add: Fixed charges
           excluding
           capitalized
           interest
           (Line 13)       3,911    5,138    5,483   5,959   6,954     2,328
 3. Less: Equity in undistri-
            buted income of
            unconsolidated
            subsidiaries and
            affiliates        45       28       30   (117)      15        52
 4. Earnings including
      interest on deposits  4,853   5,579    6,584   7,315   6,862      (48)
 5. Less: Interest on
            deposits         965    1,360    1,355   2,076   2,195       815
6. Earnings excluding
      interest on deposits $3,888  $4,219   $5,229  $5,239  $4,667   $ (863)

Preferred Stock Dividend Requirements:
 7. Preferred stock dividend
      requirements        $   28   $   51   $   51  $   49  $   32    $   11
 8. Ratio of income (loss) from
      continuing operations
      before income taxes to
      income (loss) from
      continuing operations
      after income taxes    144%     151%     148%    143%    105%      129%
9. Preferred stock dividend
      requirements on a pretax
      basis               $   40   $   77   $   75  $   70  $   34    $   14

Fixed Charges:
10. Interest Expense      $3,880   $5,105   $5,451  $5,926  $6,919    $2,307
11. Estimated interest
      component of net
      rental expense          31       33       32      33      35        21
12. Amortization of debt
      issuance expense         -        -        -       -       -         -
13. Total fixed charges
      including interest on
      deposits and excluding
      capitalized interest 3,911    5,138    5,483   5,959   6,954     2,328
14. Add: Capitalized
           interest            -        -        -       -       -         -
15. Total fixed charges    3,911    5,138    5,483   5,959   6,954     2,328


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16. Add: Preferred stock
           dividend require-
           ments - pretax
           (Line 9)           40       77       75      70      34        14

17. Total combined fixed
      charges and preferred
      stock dividend require-
      ments on a pretax
      basis                3,951    5,215    5,558   6,029   6,988     2,342

18. Less: Interest on
           deposits
           (Line 5)          965    1,360    1,355   2,076   2,195       815
19. Combined fixed charges
      and preferred stock
      dividend requirements
      on a pretax basis
      excluding interest on
      deposits            $2,986   $3,855   $4,203  $3,953  $4,793    $1,527

Consolidated Ratios of Earnings
  to Combined Fixed Charges
  and Preferred Stock
  Dividend Requirements:
  Including interest on
  deposits
  (Line 4/Line 17)          1.23     1.07     1.18    1.21     .98       N/A

  Excluding interest on
   deposits
   (Line 6/Line 19)         1.30     1.09     1.24    1.32     .97       N/A

For the six months ended June 30, 1999 and for the year ended December 31, 1998, earnings, as defined, did not cover fixed charges, and preferred stock dividend requirements, including and excluding interest on deposits, by $2,390 million and by $126 million, respectively, as a result of a net loss recorded during the period.
N/A - Not Applicable.
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